BUSINESS ACQUISITION REPORT

IDENTITY OF COMPANY

THE TRUST

Enterra Energy Trust (“Enterra”) is an open-ended unincorporated trust governed by the laws of the Province of Alberta and created pursuant to the Enterra Trust Indenture. Enterra’s head and principal office is located at 2600, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6.

EXECUTIVE OFFICERS

For additional information regarding any information contained in this Form 51-102F4, please contact Luc Chartrand, President and CEO at (403) 213-2502 or Lynn Wiebe, CFO, at (403) 538-3237.

DETAILS OF ACQUISITION

NATURE OF BUSINESS ACQUIRED

On September 30, 2004 Enterra announced the closing of the acquisition by Enterra of all of the issued and outstanding common shares of Rocky Mountain Energy Corp. (“Rocky”).

On September 28, 2004 the Plan of Arrangement for the acquisition of Rocky by Enterra received unanimous approval at the special meeting of shareholders of Rocky and the approval of the Court of Queen's Bench of Alberta.  The acquisition was completed the next day on September 29, 2004.

Rocky was incorporated on January 10, 1979 under the Companies Act of the Province of British Columbia and was continued under the laws of the Province of Alberta on August 30, 2001.  Rocky commenced operations in 1983 upon acquiring a number of producing royalty companies in Saskatchewan.  Rocky is a junior oil and gas company based in Calgary and operating in Southern Alberta with its focus on the Princess area of Southern Alberta.

The acquisition provides Enterra with additional production and development opportunities.  As per an independent reserve report dated August 1, 2004 Rocky has approximately 3 million barrels of oil equivalent (“BOE”) of proved and probable reserves, consisting of 2.4 million barrels (“bbls”) of oil and 3.6 billion cubic feet (“Bcf”) of natural gas.  Approximately 70% of the reserves are in the proved category.

DATE OF ACQUISITION

The effective date for the acquisition was September 29, 2004, being the date on which Enterra acquired all of the outstanding shares of Rocky.

CONSIDERATION

The acquisition was paid for by the issuance of 1,946,576 Enterra trust units, 341,882 Enterra exchangeable shares and cash of C$7,233,746.  Each Rocky common share was exchanged for either 0.35078 Enterra trust units, exchangeable shares or cash.  The Enterra trust units and exchangeable shares were valued at C$17.39, valuing the common shares of Rocky at C$6.10 per share.

EFFECT ON FINANCIAL POSITION

Not applicable.

PRIOR VALUATIONS

The reserves data set forth below and associated tables summarize the reserves of crude oil, natural gas and associated products and the net present values of future net revenues associated with Rocky’s reserves as evaluated or audited in the report (the "Trimble Report"), effective January 31, 2004, of Trimble Engineering Associates Ltd. ("Trimble"), independent petroleum engineers of Calgary, Alberta, based on constant and forecast price assumptions presented in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").  Rocky engaged Trimble to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information.

The tables set forth below summarize the data contained in the Trimble Report and, as a result, may contain slightly different numbers than the Trimble Report due to rounding.  There is no assurance that the price and cost assumptions set out below will be attained and variances could be material.  The reserve estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual reserves may be greater than or less than the estimates provided herein.

All of Rocky 's properties, reserves and production are located in Canada, in the provinces of Alberta, Saskatchewan, and Manitoba.

Reserves Data (Constant Prices and Costs)

Summary of Reserves

Constant Prices and Costs

as at January 31, 2004

	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
PROVED
Developed Producing	1,144.4	1,027.0	9.0	8.5	1,808.1	1,333.2	9.4	6.1
Developed Non-Producing	197.8	160.3	33.3	30.8	1,211.4	887.4	2.6	1.8
Undeveloped	353.0	281.9	0.0	0.0	347.7	257.1	3.2	2.2
TOTAL PROVED	1,695.2	1,469.3	42.3	39.3	3,367.3	2,477.6	15.1	10.1
PROBABLE	795.6	662.1	20.8	19.3	730.5	549.0	4.9	3.3
TOTAL PROVED PLUS PROBABLE	2,490.8	2,131.3	63.2	58.6	4,097.7	3,026.7	19.9	13.4

Net Present Value of Future Net Revenue(1)

Constant Prices and Costs

as at January 31, 2004

($000s)

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	10	12	15	20	0	10	12	15	20
PROVED
Developed Producing	45,720	34,733	33,221	31,223	28,459	37,151	28,310	27,085	25,465	23,220
Developed Non-Producing	9,540	6,265	5,850	5,315	4,602	7,146	4,645	4,330	3,925	3,386
Undeveloped	6,704	4,747	4,458	4,070	3,525	5,177	3,579	3,343	3,027	2,584
TOTAL PROVED	61,964	45,745	43,529	40,608	36,585	49,474	36,534	34,759	32,418	29,190
PROBABLE	22,556	12,365	11,191	9,730	7,884	16,910	9,242	8,353	7,246	5,845
TOTAL PROVED PLUS PROBABLE	84,520	58,110	54,720	50,339	44,469	66,384	45,776	43,111	39,664	35,036

Note:

(1)

Including ARTC.

Total Future Net Revenue

Constant Prices and Costs (Undiscounted)

as at January 31, 2004

($000s)

	Proved Reserves	Proved plus Probable Reserves
Revenue	97,745	134,505
Royalties	15,410	22,081
Operating costs	17,424	23,811
Development costs	2,540	3,787
Well abandonment costs	706	781
ARTC	299	373
Future Net Revenue Before Income Taxes(1)	61,964	84,520
Income Taxes	12,490	18,136
Future Net Revenue After Income Taxes(1)	49,474	66,384

Note:

(1)

Including ARTC.

Future Net Revenue

By Production Group

Constant Prices and Costs

As at January 31, 2004

($000s)

Reserves Category	Production Group	Future Net Revenue before Income Taxes (discounted at 10%/year)
PROVED	Light and Medium Oil(1)	35,079
	Heavy Oil(1)	562
	Natural Gas(2)	10,104
		45,745
TOTAL PROVED PLUS PROBABLE	Light and Medium Oil(1)	46,219
	Heavy Oil(1)	758
	Natural Gas(2)	11,134
		58,110

Notes:

(1)

Including solution gas and other by-products.

(2)

Including by-products but excluding solution gas from oil wells.

Reserves Data (Forecast Prices and Costs)

Summary of Reserves

Forecast Prices and Costs

as at January 31, 2004

	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserves Category	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)
PROVED
Developed Producing	1,143.9	1,027.6	9.0	8.5	1,807.8	1,332.1	9.4	6.1
Developed Non-Producing	197.8	160.3	33.3	30.9	1,211.4	887.0	2.6	1.8
Undeveloped	352.8	281.8	0.0	0.0	347.6	256.7	3.2	2.2
TOTAL PROVED	1,694.5	1,469.7	42.3	39.4	3,366.8	2,475.7	15.1	10.1
PROBABLE	795.1	662.3	20.8	19.4	730.0	548.1	4.9	3.3
TOTAL PROVED PLUS PROBABLE	2,489.6	2,132.0	63.2	58.8	4,096.8	3,023.8	19.9	13.4

Net Present Value of Future Net Revenue(1)

Forecast Prices and Costs

as at January 31, 2004

($000s)

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	10	12	15	20	0	10	12	15	20
PROVED
Developed Producing	35,140	26,835	25,701	24,202	22,125	29,477	22,610	21,662	20,407	18,663
Developed Non-Producing	6,218	4,177	3,912	3,569	3,107	4,692	3,114	2,911	2,648	2,296
Undeveloped	3,921	2,679	2,494	2,246	1,895	3,097	2,039	1,881	1,671	1,374
TOTAL PROVED	45,279	33,691	32,107	30,016	27,127	37,266	27,762	26,454	24,725	22,334
PROBABLE	16,222	8,775	7,923	6,862	5,520	12,190	6,580	5,931	5,123	4,099
TOTAL PROVED PLUS PROBABLE	61,501	42,467	40,030	36,878	32,647	49,456	34,342	32,386	29,849	26,433

Note:

(2)

Including ARTC.

Total Future Net Revenue

Forecast Prices and Costs (Undiscounted)

as at January 31, 2004

($000s)

	Proved Reserves	Proved plus Probable Reserves
Revenue	78,293	107,914
Royalties	11,299	16,213
Operating costs	18,577	25,729
Development costs	2,540	3,787
Well abandonment costs	818	956
ARTC	220	273
Future Net Revenue Before Income Taxes(1)	45,279	61,501
Income Taxes	8,014	12,046
Future Net Revenue After Income Taxes (1)	37,266	49,456

Note:

(1)

Including ARTC.

Future Net Revenue

By Production Group

Forecast Prices and Costs

As of January 31, 2004

($000s)

Reserves Category	Production Group	Future Net Revenue before Income Taxes (discounted at 10%/year)
PROVED	Light and Medium Oil(1)	24,948
	Heavy Oil(1)	310
	Natural Gas(2)	8,434
		33,691
TOTAL PROVED PLUS PROBABLE	Light and Medium Oil(1)	32,737
	Heavy Oil(1)	431
	Natural Gas(2)	9,299
		42,467

Notes:

(1)

Including solution gas and other by-products.

(3)

Including by-products but excluding solution gas from oil wells.

Notes to Reserve Data Tables:

(1)

As a result of rounding, certain column amounts may not add to the corresponding total set out in the tables.

(2)

The following definitions form the basis of Trimble's classification of reserves and valves presented in the Trimble Report.  They are compliant with the Canadian Oil and Gas Evaluation Handbook and as specified by NI 51-101.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•

analysis of drilling, geological, geophysical and engineering data;

•

the use of established technology; and

•

specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

(d)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(e)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(f)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

(g)

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(i)

At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(ii)

At least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties.  However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Forecast prices and costs are those:

(i)

generally accepted as a reasonable outlook of the future; and

(ii)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Rocky Mountain is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

The forecast costs and prices assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs.  Oil and natural gas benchmark reference pricing, inflation and exchange rates as at January 1, 2004 utilized in the Trimble Report were as follows:

Summary of Pricing and Inflation Rate Assumptions

As of January 1, 2004

Forecast Prices and Costs(1)

	OIL					EDMONTON LIQUIDS PRICES
Year	WTI Cushing ($US/bbl)	Edmonton Reference ($Cdn/bbl)	Hardisty 25° API ($Cdn/bbl)	Cromer Medium 29° API ($Cdn/bbl)	NATURAL GAS AECO Monthly Index ($Cdn/Mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Inflation Rate %/Year	Exchange Rate ($US/$Cdn)
Forecast:
2004	29.50	38.00	28.00	33.00	5.80	38.00	29.00	27.00	0.0	0.75
2005	26.50	34.00	26.00	29.50	5.40	34.00	25.00	23.00	2.0	0.75
2006	25.75	33.00	26.00	29.00	5.00	33.00	23.00	21.00	2.0	0.75
2007	25.75	33.00	26.00	29.00	4.90	33.00	23.00	21.00	2.0	0.75
2008(2)	25.75	33.00	26.00	29.00	4.90	33.00	23.00	21.00	2.0	0.75

Notes:

(1)

The prices shown on the table were adjusted to reflect actual prices received for each area.

(2)

After 2008, all categories are assumed to increase by two per cent annually.

(1)

Constant prices and costs are:

(i)

the average January 2004 benchmark price for various commodities, as provided by Rocky and confirmed by Trimble, held constant throughout the estimated lives of the properties to which the estimate applies; and

(ii)       if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Rocky is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

For the purposes of paragraph (i), Rocky’s prices are the posted prices for oil, natural gas, and natural gas liquids after historical adjustments for transportation, gravity and other factors.

Summary of Pricing Assumptions

As of January 31, 2004

Constant Prices and Costs(1)

	OIL					EDMONTON LIQUIDS PRICES
Year	WTI Cushing ($US/bbl)	Edmonton Reference ($Cdn/bbl)	Hardisty 25° API ($Cdn/bbl)	Cromer Medium 29° API ($Cdn/bbl)	NATURAL GAS AECO Monthly Index ($Cdn/Mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
As at January 31, 2004	34.14	43.56	34.55	39.70	6.94	45.33	40.29	33.74	0.77

Note:

(1)

The prices shown on the table were adjusted to reflect actual prices received for each area.

(4)

The following table details the development costs deducted in the estimation of future net revenue attributable to proved reserves of Rocky  (estimated using both constant prices and costs and forecast prices and costs) and proved plus probable reserves of Rocky (estimated using forecast prices and costs):

Future Development Costs

($000s)

	Forecast Prices and Costs		Constant Prices and Costs
Year	Proved	Proved plus Probable	Proved
2004	2,540	3,787	2,540
2005	0	0	0
2006	0	0	0
2007	0	0	0
2008	0	0	0
Remainder	0	0	0
Total Undiscounted	2,540	3,787	2,540
Total Discounted at 10%	2,420	3,611	2,420

(5)

Estimated future well abandonment costs related to a property have been taken into account by Trimble in determining reserves that should be attributable to a property and in determining the aggregate future net revenue.

(6)

Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

(7)

The extended character of all factual data supplied to Trimble were accepted by them as represented. No field inspection was conducted.

(8)

Actual reserves could be greater than or less than the estimates provided in the following tables.

Significant Factors or Uncertainties

The main area of uncertainty is commodity price as Rocky currently sells all production at spot market and has no future hedging plans.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table outlines the reconciliation of changes in the net reserves estimates for Rocky for the period January 31, 2003 to January 31, 2004 using forecast prices and costs.

Reconciliation of Changes in Net Reserves

Forecast Prices and Costs

as at January 31, 2004

	Light & Medium Oil			Heavy Oil			Associated and Non-Associated Gas			Natural Gas Liquids
Factors	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved plus Probable (Mmcf)	Net Proved (Mmcf)	Net Probable (Mmcf)	Net Proved plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved plus Probable (Mbbl)
January 31, 2003(1)	924.8	436.5	1,361.3	37.4	9.4	46.8	6,165.6	1,609.8	7,775.4	39.8	11.4	51.2
Extensions	154.8	80.9	235.8	0.0	0.0	0.0	102.0	46.3	148.3	0.7	0.4	1.1
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Technical Revisions	343.4	31.3	374.6	2.6	10.0	12.6	(1,764.7)	(308.2)	(2,072.8)	(1.9)	5.0	3.0
Discoveries	274.5	113.6	388.1	0.0	0.0	0.0	368.6	103.0	471.6	3.1	0.9	4.1
Acquisitions	0.9	0.3	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	(1,692.0)	(902.7)	(2,594.7)	(27.1)	(14.4)	(41.5)
Economic Factors	(0.7)	(0.3)	(1.0)	0.0	0.0	0.0	0.7	(0.1)	0.5	0.0	0.0	0.0
Production	(228.0)	0.0	(228.0)	(0.6)	0.0	(0.6)	(704.5)	0.0	(704.5)	(4.5)	0.0	(4.5)
January 31, 2004	1,469.7	662.3	2,132.0	39.4	19.4	58.8	2,475.7	548.1	3,023.8	10.1	3.3	13.4

Note:

(1)

The amounts of reserves provided as at January 31, 2003 were prepared pursuant to Canadian Securities Administrator's National Policy Statement 2B including the reserves definitions thereunder.  Under those definitions probable reserves may be adjusted by a factor to account for the risk associated with their recovery.  Rocky Mountain previously did not apply a risk factor in reporting probable reserves, however the probable reserves as at January 31, 2003 have been re-stated to reflect a 50% risk factor.  Under NI 51-101, reserves definitions estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable.  The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Rocky Mountain.

The following table outlines the reconciliation of changes in respect of future net revenue after income tax, estimated using constant prices and costs and calculated using a 10% discount rate, attributable to the net proved reserves of Rocky Mountain.

Reconciliation of Changes in Net Present Values of Future Net Revenue

Discounted at 10% Per Year, After Income Tax

Net Proved Reserves

Constant Prices and Costs

as at January 31, 2004

Factors	($000s)
Estimated Net Present Value of Future Net Revenue, beginning of year	24,919
Sales and transfers of oil, gas or other product type produced, net of production costs and royalties	(2,670)
Net Changes in sales and transfer prices and in production costs and royalties related to future production (1)	8,236
Changes in previously estimated development costs incurred in period	(3,829)
Changes in estimated future development costs	0
Changes resulting from extensions and improved recovery	1,176
Changes resulting from discoveries	3,051
Changes resulting from acquisitions of reserves	9
Changes resulting from dispositions of reserves	(1,701)
Net change resulting from revisions in quantity estimates	4,267
Accretion of discount (10% of discounted future net revenue)	2,492
Net change in income tax	584
All other significant factors	0
Estimated Net Present Value of Future Net Revenue, end of year	36,534

Note:

(1)

The impact of changes in prices and other economic factors on future net revenue.

PARTIES TO TRANSACTION

None of the parties to the transaction were informed persons, associates or affiliates of Enterra.

DATE OF REPORT

December 2, 2004.

FINANCIAL STATEMENTS

See attached

Appendix A

Audited financial statements of Rocky Mountain Energy Corp. as at and for the twelve months ended January 31, 2004 and 2003.

Appendix B

Interim financial statements of Rocky Mountain Energy Corp. as at and for the six months ended July 31, 2004.

Appendix C

Pro forma financial statements of Enterra Energy Trust as at June 30, 2004 and for the six months then ended and for the year ended December 31, 2003.